Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Innovative Eyewear, Inc.
66 W Flagler St. Suite 900
Miami, FL 33130
lucyd.co

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Innovative Eyewear, Inc.
Address: 66 W Flagler St. Suite 900, Miami, FL 33130
State of Incorporation: FL
Date Incorporated: August 15, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Perks* and Investment Incentives

All Investors Club:

Access to exclusive investor group on Whatsapp.

Ongoing 10% discount on Lucyd frames and lenses through December 31st, 2021.

Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase Lucyd eyewear.

Early Bird

These discounts are in addition to the volume tiers.

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

Volume

$500 (Free pair of Lucyd Lyte Bluetooth designer glasses)

$5,000+ (Lucyd Lyte + 10% bonus shares)

$20,000+ (Lucyd Lyte + 15% bonus shares)

$50,000+ (Two pairs of Lucyd Lyte + free entry into any new beta smartglass programs + 25% bonus shares + preferred access to team management)

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Innovative Eyewear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Innovative Eyewear Inc is a developer and retailer of cutting-edge tech eyewear. We design and provide smartglasses enhanced with tech features such as built-in Bluetooth audio connectivity, phone control buttons and instant AI voice assistant access. The Innovative Eyewear team previously developed the first prescription

smartglasses. Additionally, we are now developing a software app to enhance our eyewear with additional features, and build a completely new voice-based web interface.

Tekcapital Plc is a university technology developer that owns Tekcapital Europe Ltd. Tekcapital Europe Ltd formed Lucyd Ltd, the holding company of Innovative Eyewear, Inc. Tekcapital Europe Ltd wholly owns Lucyd Ltd, and Lucyd Ltd owns 100% of Innovative Eyewear. Lucyd Ltd formed Lucyd PTE Ltd to develop the tech eyewear business in Asia. Please see org chart provided separately. Tekcapital Plc directly provides Lucyd Ltd with some management services, including office space, personnel support, IP management and general advisory services. Tekcapital Plc has provided seed funding to Lucyd Ltd. Lucyd Ltd granted the exlcusive license to all of its IP to Innovative Eyewear Inc, for the purpose of growing the US teche eyewear business.

Innovative Eyewear Inc owns the exclusive license to all Lucyd IP, which consists of the 20 pending patent applications, these domains: Lucyd.co, Lucyd.net, Lucyd.eu, Vyrb.co, Vyrb.net, Lucyd's working inventory of smart and standard frames, Lucyd name and slogan trademarks, and pending Vyrb app trademark. The license is paid up, and provides exlcusive worldwide rights for the life of the IP. No future payments for the IP rights are required to be provided to Lucyd Ltd, as per this agreement.

Innovative Eyewear Inc is operated from Miami, FL. The team consists of the following individuals, all of whom are in Miami with the exception of Richard Sherman, who works remotely:
Harrison Gross-CEO, cofounder
David Cohen-CTO, cofounder
Konrad Dabrowski, CPA-CFO, cofounder
Felix Sanchez-Community Manager
Richard Sherman-Brand Officer

Competitors and Industry

Tech eyewear is still a relatively virgin field, with many failed projects and few serious remaining players. Our main competitors are higher-priced products such as the Bose and Zungle music sunglasses. To the best of our knowledge, no competitor offers a product of our quality in our price range, let alone with the option to add prescription lenses for a minimal fee ($35). Adding a prescription to a Bose frame is an additional $125, on top of the frame already costing twice what our current model does.

Current Stage and Roadmap

Innovative Eyewear Inc has been selling smart frames under the Lucyd brand since April 1 2020. The Lucyd eShop has over 3,000 previous customers across its sales channels. Additionally, we have an email subscriber count of 7,500.

In 2020 we are planning to launch two exciting new products, Lucyd Lyte smartglasses and the Vyrb vocal media app. The Lucyd Lyte line is expected to launch in September 2020 following successful completion of the crowdfund. Lyte is in the working

prototype stage, we are currently evaluating frontplate designs, and the electronic engineering is completed. We plan to sell the Lyte on our existing channels and launch it into distribution in brick-and-mortar and online optical stores and sporting goods outlets.

The Vyrb app is expected to enter open beta in December 2020. Vyrb is currently in the programming stage of development. All features have been determined and designed, including the full user experience, and relevant IP has been applied for (utility patent and trademark). The Vyrb app will be available for iOS and Android.

Innovative Eyewear is currently selling the following products developed by our team:
Lucyd Loud Youth smart frames
Lucyd Loud 2020 smart frames
Sherman Shades tech-enhanced sunglasses
Prescription lenses for the above

The Team

Officers and Directors

Name: Harrison Gross

Harrison Gross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Director, executive manager/. Salary is $42,000 per year. Options equal to 10% of the company's shares awarded previously.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  Title: Media Manager
  Dates of Service: November 15, 2015 - Present
  Responsibilities: Overseeing and creating content.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: CEO, previously Media Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Main operational oversight, team management, product and customer experience development.

Name: Konrad Dabrowski, CPA

Konrad Dabrowski, CPA's current primary role is with Tekcapital LLC. Konrad Dabrowski, CPA currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO, Acting Secretary & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Financial controller, business development. Salary $24,000 per year.

Other business experience in the past three years:

- **Employer:** Tekcapital LLC
  Title: Group Financial Controller
  Dates of Service: June 26, 2017 - Present
  Responsibilities: Audit review, accounting, regulatory oversight.

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: Finance Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Accounting, business development, investor relations.

Other business experience in the past three years:

- **Employer:** Salarius Ltd
  Title: CFO
  Dates of Service: August 01, 2018 - Present
  Responsibilities: Financial manager, accounting, IR

Name: David Eric Cohen

David Eric Cohen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Cofounder
  Dates of Service: March 26, 2020 - Present
  Responsibilities: Technology manager, IT manager, web and app development. Salary $42,000 per year.

Other business experience in the past three years:

- **Employer:** Emaze Design
  Title: Freelance Web Designer
  Dates of Service: August 01, 2008 - Present
  Responsibilities: Web and App Development

Other business experience in the past three years:

- **Employer:** Lucyd Ltd
  Title: Software Lead
  Dates of Service: April 27, 2018 - March 26, 2020
  Responsibilities: Designing and maintaining IT systems, web development, customer experience.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by

our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Lucyd Lyte frame, and have experience with previous products in this category. Delays or cost overruns in the development of our Lucyd Lyte frame and Vyrb app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Additionally, smart eyewear is still a new and volatile market. Major disruptions such as a smartglass product from a blue chip company like Apple can disrupt our business model significantly. However, this risk is somewhat mitigated by two factors, our price point is very low compared to most other smart eyewear, and we provide an extremely high degree of lens customization at a very low price as well. There is yet to emerge a true market leader in any smart eyewear category, which presents both an opportunity and a risk to our company, because the sector is much more undefined and uncertain compared to standard glasses and headphones, for example. In addition, the eyewear industry is highly competitive and comprised of extremely well-funded major companies, which, if they decide to embark on smart eyewear development, would provide significant challenges in reaching market acceptance of our product, in light of their brand and marketing strength.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Lucyd eyewear and the Vyrb app are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its exclusive license to the Lucyd IP portfolio. The Company has licensed over 20 pending patent applications, as well as trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its licensed intellectual property. The Company's exclusive license to pending patent applications may not be granted, and if granted, may not be covered in all jurisdictions the Company may seek to sell its products. We believe one of the most valuable components of the Company is our licensed intellectual property. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. Most of our hardware is manufactured overseas, so additional tariffs on imports can affect our business.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Statement of Risk Factors
Investing in the Securities involves a high degree of risk. The risk factors and all other information disclosed in this subscription agreement must be carefully considered before making an investment decision regarding the Securities. One or more of these risk factors could cause a loss of part or all funds invested in the Securities. The Company may not be able to create the products or produce the inventory is estimates it will need to launch the business and prove its business concept. The Company may not be able to create the products or produce the inventory necessary to prove its business concept. In such a case, anticipated benefit of equity ownership would not occur. The Company may not raise sufficient funds to properly fund the business. The Company may not raise funds sufficient properly fund the business and as such the business prospects may be significantly reduced. The Company is recently formed and has not operating history and modest revenues. The Company was only recently formed and has a very short operating history and has generated modest revenues. There is no assurance that the Company can generate revenues or sell any of its new anticipated products in the marketplace, and even if revenues are generated there is no assurance that the Company can earn a profit, in which case the Investors' shares may not be valuable. Estimated expenses may exceed the projected seed capital needs. The Company has estimated the cost of certain expenses required to fund its seed capital needs which will allow it to conduct its business. If expenses exceed those projected, the business development may may be delayed or hampered which would negatively impact the value of the equity. The Company is thinly capitalized and may not raise suffuiciuent capital to attain critical mass and ensure on-going operations. The Company's working capital will consist of the funds secured from the sale of equity. If expenses and anticipated uses of these funds exceed those anticipated by the Company there may be insufficient funds to properly operate and scale the Company,

in which case share value will be negatively affected. Highly compeittive market. The markets that the Company seekd to work in are highly competitive and the entrenched incumbents have significantly larger resources than the Company. As such, the Company may not be successful in competing with companies in the eyewear, hearable and digital assistant sectors respectively. THE COMPANY IS OFFERING THE SECURITIES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THESE SECURITIES WHEN ISSUED WILL BE RESTRICTED SECURITIES AND GENERALY MUST BE HELD INDEFINATELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. Investment in the Securities involves complex tax consequences; no tax opinion has been secured. The tax consequences related to an investment in the Convertible Notes is complex and may involve the application of United States, state and local taxes. There has been no tax opinion secured related to the taxation of the Limited Partnership Units or any other advice or counsel for the investors. INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX AND FINANCIAL ADVISORS CONCERNING THE TAX CONSEQUENCES OR TO SECURE THEIR OWN TAX OPINIONS. Conclusion. GENERALLY, IN ADDITION TO THE ABOVE RISKS, EARLY STAGE BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT. THE INVESTORS CONSIDERING THESE SECURITIES ARE ADVISED TO SEEK LEGAL, TAX AND FINANCIAL COUNSEL PRIOR TO PARTICIPATING IN THE INVESTMENT POGRAM.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lucyd Ltd	3,750,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,750,000 outstanding.

Voting Rights

Pari passou - 1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 418,180
  Use of proceeds: Lucyd Ltd received its shares in Innovative Eyewear Inc. in exchange for providing the exclusive license to its IP and Lucyd inventory. The company converted in March of 2020 and issued further founders shares in November 2020.
  Date: November 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business has successfully launched its new product in December 2020, noting increased monthly recurring sales compared to last year. Parent company support is available to support the business if needed. Our cash burn is low relative to most startups, we get free office space from parent company, small recurring costs to operate main sales channels on Shopify and Amazon, relatively low inventory costs. No changes as of March 2021.

Foreseeable major expenses based on projections:

The company successfully launched Lucyd Lyte in December 2020, and then redirected its resources from R&D to sales & marketing scale up including paid advertising, influencer marketing, content production and brand awareness efforts.

At the same time the company commenced development of Vyrb app beta version, where R&D expenditures remain main line of expenses. No changes as of March 2021.

Future operational challenges:

Inherent to the nature of a startup, the commercial success will rely on the strength and experience of our sales force and the team's ability to deliver unique, new value to the market. No major operational challenges have been identified at this time, but perhaps the most difficult is finding suitable salespeople who are familiar with both eyewear and the electronics industry, as our product line is a crossover between the two. Another challenge lies in getting the entrenched standard eyewear industry to adopt smart frames into their product lines.

To-date we have sold Lucyd products to over 3,000 customers, primarily on our own eShop and Amazon. We have had difficulty getting our older products into distribution because the form factor did not align with indsutry expectations of optical-grade eyewear. This issue will likely be solved with the upcoming Lyte product which is truly in a spectacle format. We believe with this new product line, we will be able to enter brick-and-mortar and online distribution with optical shops and sporting goods retailers, before the end of 2020, provided the market is still not too adversely affected by the Covid crisis. Although we believe we can continue building a robust direct-to-consumer business, we also believe that getting into larger distribution with established optical and sporting retailers will bring our smart frame revenue to a level otherwise unachievable.

For the Vyrb app, we hope to begin introducing it to our large community as our first users by the end of the year. From there, our first target is to amass 10,000 daily users of the app. With this amount of traffic we will begin to collect substantial ad and in-

app purchase revenue from the app. Since the app is a useful tool for enhancing the extremely popular Facebook and Twitter platforms, if we can capture only a small percentage of those relevant userbases, we will have a successful app.

Additionally, it is challenging to build vibrant brand awareness on a modest budget. We are hoping to overcome this social media outreach, via our well-known brand ambassador and by leveraging retail distribution outlets both online and traditional. The hardware development of our next frame is near complete, with Vyrb app development ongoing.

A final consideration is having sufficient capital for iterative product development and production runs. It is our belief that a successful crowdfund will help ameliorate this risk factor.

Future challenges related to capital resources:

Any potential future disruptions in capital markets/overall uncertainty related to global economic climate. A major company releasing a competing product may actually be a benefit, as it further legitimizes the product category. For example, we have had many customers come to us after finding out about the Bose Frames and then looking for a less expensive alternative (this is attested to in our Amazon reviews on the Loud 2020).

Future milestones and events:

Our upcoming milestones include:

- Acquiring a high number of (or a few very large) key accounts to carry our frames in their physical and online stores.

- Reaching a large number of daily users on the Vyrb app.

- Potentially out-licensing parts of our patent portfolio.

- Out-licensing the Lucyd brand to create localized eShops in other countries.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

the company's efforts have been helped by proceeds from REG CF, with incubator's resources available at their disposal if needed (shareholdoer loans still available). This is the only material change to Capital Resources as of March 2021. Although our sales have increased in Q1 2021, we are not yet cash flow positive.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

Growing sales and REG CF proceeds are helping the company with (1) scale up of marketing and sales efforts for Lucyd Lyte (2) development of voice controlled social media up for glasses (Vyrb).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes the funds have been essential in being able to scale up our brand awareness and marketing efforts after the product was launched.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

12 plus months, considering support from the parent company.

This is primarily based on limited payroll costs ($15k-$20k per month) and costs of coordinating eyewear sales.

How long will you be able to operate the company if you raise your maximum funding goal?

18+ months at minimum, with sales projected to increase as we release our new frame collection by the summer.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The business wants to reach certain milestones including meeting sales quotas, and growing the Vyrb app user base, which will enable it to proceed with additional funding rounds more easily. The more people that we can get in our product ecosystem, the more potential built-in investment audience we have.

Indebtedness

- **Creditor:** Tekcapital Plc
  Amount Owed: $12,522.23
  Interest Rate: 10.0%
  Maturity Date: November 30, 2021

- **Creditor:** Incubator (Tekcapital)
  Amount Owed: $235,852.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Tekcapital Plc
  Names of 20% owners: Tekcapital Plc is a Public UK company with no 20%+ ownership.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Inter-company loan of $12,552 to Innovative Eyewear Inc, repayable to Tekcapital Plc.
  Material Terms: Seed loan, flexible due date.

Valuation

Pre-Money Valuation: $3,750,000.00

Valuation Details:

Our valuation was set by the Company internally, without without a formal-third party independent evaluation, based on a combination of the IP portfolio licensed from Lucyd (20 patents, the Lucyd eShop, brand and trademarks), the management expertise, the brand ambassador contract with NFL star Richard Sherman, to-date sales and is consistent with other early-stage company valuations. The valuation is consistent with many early stage valuations, as seen at this link https://pitchbook.com/blog/median-angel-and-seed-deal-size-will-continue-to-climb. We set our evaluation at approximately half that of the average US early stage company, despite having a significant IP position, a nationally-recognized brand ambassador, and an exsiting ecommerce presence.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  We will use the proceeds to further develop the Lucyd Lyte product and prepare it for market.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  28.5%
  This portion of proceeds will apply to development of the Lucyd Lyte smart frame as well as the Vyrb mobile app. It will allow us to test and build more prototypes of Lucyd Lyte, release it in Q3, and develop the Vyrb app to completion for a projected release of December 2020.

- *Marketing*
  24.0%
  This portion of the proceeds will be applied to viral online marketing, including promoted contests, Amazon ads, and boosted Youtube videos. This will help spread the message about our cutting-edge eyewear and the Vyrb app.

- *Inventory*
  10.0%
  This portion of the proceeds will be reserved for purchasing our new frames in bulk. Although we always beta test our products in small batches first, ordering in bulk allows us to offer the lowest possible price to our customers.

- *Working Capital*
  5.0%
  This portion of the proceeds will go to our vendors and operational platforms, which we use to run Innovative Eyewear efficiently.

- *Company Employment*
  29.0%
  This portion will go to payroll for employees and advisors of the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lucyd.co (lucyd.co/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/innoeye

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Innovative Eyewear, Inc.

[See attached]

INNOVATIVE EYEWEAR, INC.

(a Florida corporation)

Financial Statements (Unaudited)

For the fiscal year period ended November 30, 2020 and

The inception period of August 15, 2019 through November 30, 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 24, 2021

To: Board of Directors, INNOVATIVE EYEWEAR, INC.

Re: FYE 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of INNOVATIVE EYEWEAR, INC. (the "Company") (formerly known as Innovative Eyewear LLC), which comprise the balance sheets as of November 30, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the fiscal year period ended November 30, 2020 and the inception period of August 15, 2019 through November 30, 2019.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

INNOVATIVE EYEWEAR, INC.
BALANCE SHEETS
As of November 30, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	November 2020	November 2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 25,108	$ 0
Inventory	95,208	0
Total Current Assets	120,316	0
Non-Current Assets		
Intangibles, net of accumulated amortization	321,515	0
TOTAL ASSETS	**$ 441,832**	**$ 0**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 98,186	$ 0
Intercompany payable	235,852	0
Total Current Liabilities	334,039	0
Non-Current Liabilities		
None	0	0
TOTAL LIABILITIES	**334,039**	**0**
Shareholders' Equity		
Common stock (10,000,000 shares authorized, 4,168,180 shares issued and outstanding)	4,168	0
Additional paid-in capital, net of offering expenses	489,955	0
Accumulated deficit	(386,330)	0
TOTAL SHAREHOLDERS' EQUITY	**107,793**	**0**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 441,832**	**$ 0**

INNOVATIVE EYEWEAR, INC.

STATEMENT OF OPERATIONS

For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements

(UNAUDITED)

	2020	2019 (inception)
Revenues, net	$ 46,269	$ 0
Less: Cost of Goods Sold	88,964	0
Gross profit	(42,695)	0
Operating Expenses:		
General and administrative	153,681	0
Sales and marketing	121,747	0
Management fee paid to affiliate	50,000	
Total Operating Expenses	325,427	0
Other Income/(Loss):		
Amortization (expense)	(18,199)	0
Other (expense)	(8)	
Net Income (Loss)	$ (386,330)	0
Earnings per share, basic	$ (0.09)	$ 0.00
Earnings per share, diluted	$ (0.09)	$ 0.00

INNOVATIVE EYEWEAR, INC.
STATEMENT OF OWNERS' CAPITAL
For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements
(UNAUDITED)

	Common Stock (LLC Units until March 26, 2020)					
	# Shares	Amount	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Beginning balance as of August 15, 2019	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Net income/loss				0	0
Balance as of November 30, 2019	**0**	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Conversion from limited liability company to corporation on March 26, 2020					
Share issuances to founders	3,750,000	3,750	163,030		166,780
Issuance of shares, net of offering expenses of $217,214	418,180	418	326,925		327,343
Net loss				(386,330)	(386,330)
Ending balance as of November 30, 2020	**4,168,180**	**$ 4,168**	**$ 489,955**	**$ (386,330)**	**$ 107,793**

INNOVATIVE EYEWEAR, INC.

STATEMENT OF OWNERS' CAPITAL

For the fiscal year period ended November 30, 2020
and the inception period from August 15, 2019 through November 30, 2019
See Accountant's Review Report and Notes to the Financial Statements

(UNAUDITED)

	2020	2019 (inception)
Cash Flows From Operating Activities		
Net income (Loss)	$ (386,330)	$ 0
Adjustments to reconcile net loss to net cash used in operating activities:		
Add: Amortization	18,199	
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable	98,186	0
(Increase) Decrease in inventory	(35,096)	0
Net Cash Used In Operating Activities	(305,041)	0
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of common stock	405,956	0
Intercompany payable	2,806	
Costs of offering	(78,613)	
Net Cash Provided By Financing Activities	330,149	0
Net Change In Cash	$ 25,108	0
Cash at Beginning of Period	0	0
Cash at End of Period	$ 25,108	0
Significant Non-Cash Transaction		
Capital contribution of net intangible assets	$ 339,714	0
Capital contribution of inventory	$ 60,112	0

NOTE 1 - NATURE OF OPERATIONS

INNOVATIVE EYEWEAR, INC. (f/k/a Innovative Eyewear LLC) ("the Company") is a corporation organized under the laws of the State of Florida. The Company provides smart eyewear with audio capabilities.

Since inception, the Company has little commercial activity with funding being provided from its shareholder to cover costs and acquire intangible assets. As of November 30, 2020, the Company has little working capital and could incur losses prior to generating additional positive working capital from operations. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, capital contributions from founders and funds from revenue producing activities if any. The Company also has availability, but not the contractual right, to additional intercompany financing from its parent company, Lucyd Ltd. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed as a limited liability company in Florida on August 15, 2019 but had no economic or commercial activity until March 26, 2020 when the Company was converted from a limited liability company to a corporation under Florida law.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included. The Company has adopted December 31 as its year end for accounting purposes. These financials statements present the available period since inception.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste including the economic impacts from the COVID-19 pandemic. These adverse conditions could affect the Company's financial condition and the results of its operations. As of November 30, 2020, the Company is operating as a going concern. See Notes 1 and 3 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of November 30, 2020,

the Company had a cash balance of $25,108.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any significant write-downs in its accounts receivable balances. As of November 30, 2020, the Company had no accounts receivable.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of November 30, 2020 the Company had acquired $339,714 net book value of intangible assets in a capital contribution from its shareholder.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on

derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company recognizes revenue upon delivery of its hardware products to end customers.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Earnings/loss per share
The Company presents earnings and loss per share data by calculating the quotient of earnings/(loss) ($386,330 net loss) and loss divided by the number of common shares outstanding (4,168,180) common shares as of November 30, 2020) as required by ASC 260-10-50. As of November 30, 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the Statement of Operations.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value

of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company recently began operations as of November 30, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from investors and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 6 – SHAREHOLDERS' EQUITY

Conversion to Corporation
On March 26, 2020, the Company converted from a limited liability company into a corporation. The Company had not issued LLC units nor had any commercial activity prior to the conversion.

Single Class of Common Stock
After converting to a corporation, the Company has authorized 10,000,000 shares of common stock. The Company has a single class of common stock as of November 30, 2020 and had issued 3,750,000 shares to its sole shareholder. The Company also received valuable intangible assets from its sole shareholder as a contribution to capital. Namely, the Company received $339,714 net book value of trademark and license costs. Additionally, the Company received $60,112 of inventory. These amounts have been recorded on the balance sheet at their net book value as additional paid-in capital.

Crowdfunded Offering
In 2020, the Company offered securities in a Regulation CF campaign and raised $405,956 through the issuance of 418,180 shares. The Company incurred $217,214 in offering costs associated with the Crowdfunded Offering and has reduced the additional paid-in capital by the amount of the offering costs.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Licensing Agreement
As described in Note 6, above, the Company, received a capital contribution from its sole shareholder.

Because this is a related-party transaction, there is no guarantee that the terms of the license are arm's-length or are terms that would otherwise be commercially available.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates continuing its Crowdfunded Offering common stock for up to $1,070,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made StartEngine, a FINRA-approved Regulation CF funding portal (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering. As of March 24, 2021, the Company raised $922,358 under the Regular CF discussed above.

Management's Evaluation
Management has evaluated subsequent events through March 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Innovative Eyewear, Inc.

Prescription Smartglasses with Voice-controlled Social Media App


headphones + Rx glasses
TOGETHER AT LAST

Website | Miami, FL | ELECTRONICS

$1,054,345 raised

3,788 Investors	$3.75M Valuation
$1.00 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	27 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Innovative Eyewear produces beautiful, affordable glasses with Bluetooth capabilities. Our flagship Lucyd® e-glasses enable the wearer to listen to music, talk on the phone, and use voice assistants to perform many common mobile functions handsfree. Additionally, we are developing a voice-controlled app called Vyrb™, which will allow eyeglass wearers to listen and respond to social media posts with their voice, without looking at their smartphones. Our smart eyewear acts like headphones and glasses in one, bringing vision correction and protection together with digital connectivity and clear audio, and offers a safer solution for listening to music outdoors compared to in-ear headphones.

Overview | Team | Terms | Updates 54 | Comments | Follow

Reasons to Invest

- Launching Bluetooth prescription glasses that match the fit and finish of designer eyewear, costing the same as regular glasses to enable mass market adoption. Strong intellectual property position with exclusive rights to 21 total pending patents, including four utility patents and 17 design patents.
- Developing a breakthrough new app called Vyrb which will enable voice posting to social media platforms such as Twitter and Facebook with the glasses.
- Three-year exclusive brand ambassador contract with NFL star Richard Sherman, Super Bowl Champion. Richard Sherman was previously a brand ambassador for Beats headphones, which was acquired by Apple.

"Upgrade Your Eyewear®"

OUR STORY

Creating a seamless experience between eyewear and your digital life

Innovative Eyewear was established to upgrade the world's glasses, by producing fashionable and affordable prescription frames with Bluetooth features, enabling the wearer to both correct their vision and be connected with their digital life. Our team was the first to develop Bluetooth prescription glasses two years ago, and we continue to develop, manufacture and sell them around the world.


play music.
take calls.
use Siri®.

Rewards

Get rewarded for investing more into Innovative Eyewear, Inc.:

$100+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$100+
Investment
All Investors Club:
Access to exclusive investor group on Whatsapp. Ongoing 10% discount on Lucyd frames and lenses through December 31st, 2021. Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase

$500+
Investment
First Volume Tier
$500 (Free pair of Lucyd Lyte Bluetooth designer glasses)

$5,000+
Investment
Second Volume Tier
$5,000+ (Lucyd Lyte + 10% bonus shares)

$20,000+
Investment
Third Volume Tier
$20,000+ (Lucyd Lyte + 15% bonus shares)

Innovative Eyewear's mission is to make a new generation of Bluetooth glasses, that are indistinguishable from high fashion eyewear in looks and price, and provide the ability to perform many smartphone functions using just your voice. We offer a unique combination of prescription, wearable utility, safer mobile computing, and fashion at a great price. Previously, under the Lucyd brand, our team was the first to deliver prescription Bluetooth eyewear, and one of the first to produce a line of Bluetooth eyewear in an expansive line of 10 fashionable patterns.

Our team first entered the smart eyewear industry in 2017, when we founded Lucyd Ltd. We began conducting research projects into smart eyewear that year, and came out with our first product, the Lucyd Loud 1.0 glass, in 2018. Now in 2020, we have formed Innovative Eyewear Inc to begin expanding our business in the US. To help with this and consolidate our operations, we licensed our IP portfolio from Lucyd Ltd to Innovative Eyewear.


your Lyte,
your lens.

THE PROBLEM

Hands-free technology is expensive, and handheld devices present a safety hazard to pedestrians and cyclists

The number of devices with voice assistant capabilities has risen meteorically to 3.25 billion units, indicating a need for users to be able to more freely access voice AIs. Consumers are looking for tech-enhanced glasses, similar to the preference for smartwatches versus traditional timepieces, but few if any tech eyewear products exist which fully address the needs of prescription glass wearers while enabling smart functions and being affordable, comfortable for all-day wear, and attractive.


Stay connected
without missing
a beat.

Having developed a dependence on smartphones for information, people constantly focus their attention on their screens, thus distracted from their surroundings. Pedestrian fatalities increased by 60% from 2009 to 2018, due in large part to the widespread use of smartphones by drivers and pedestrians alike.


Pedestrian
fatalities have
risen
60%
FROM 2009-2018

$50,000+

Investment

Fourth Volume Tier

$50,000+ (Two pairs of Lucyd Lyte + free entry into any new beta smartglass programs + 25% bonus shares + preferred access to team management)

THE SOLUTION

Comfortable, affordable smartglasses that seamlessly integrate your eyewear with your digital life

We have set out to enable eyeglass and sunglass wearers to interact with AI voice assistants and social media handsfree, thereby improving the safety and convenience of accessing digital information and apps. Our eyewear provides glasses and a bluetooth headset in one unit.


A natural and powerful upgrade to eyewear.

We are developing a new form factor for Bluetooth eyewear that looks like fashionable optical glasses, but also enables useful smart features when connected to your phone, smartwatch or computer. We've created a line of comfortable and affordable smartglasses that add tech capabilities without sacrificing anything from a typical eyewear experience. We are going to enhance those capabilities with an app called Vyrb, that will expand the power of voice assistants.


TOUCH CONTROLS
USE SIRI, ANSWER CALLS & MORE
STABLE BLUETOOTH 5.0
WORKS WITH PHONE & SMARTWATCHES
5 HOUR BATTERY
SO YOU CAN GET LOUD ALL DAY
POLARIZED UV400 LENS
RX LENSES AVAILABLE FOR JUST $35
HI-FI AUDIO FRAMES
CRISP SOUND FOR MUSIC & CALLS
lucyd lyte

Innovative design at a great price

Lucyd Loud combines the best features of headphones and eyewear in one

PLAY MUSIC MAKE CALLS USE APPS

OUR TRACTION

Exclusive partnerships and a first-to-market advantage

In March 2020, Innovative Eyewear, Inc. acquired the exclusive license to use the Lucyd IP, eShop and brand. Lucyd has developed and sold over 2,000 pairs of Bluetooth eyewear during the past three years, and launched three different product lines. We've secured a **three-year brand ambassador contract with NFL star Richard Sherman** to help build awareness for our product.



"It's innovation, with a clear vision."
RICHARD SHERMAN
LUCYD BRAND AMBASSADOR & SUPER BOWL XLVIII CHAMPION
lucyd
upgrade your eyewear

We have the exclusive license to **four utility patent applications** and **seventeen design patents** from Lucyd Ltd that we believe provide a strong competitive advantage in the tech eyewear space:

- A mobile application that provides methods for organizing and prioritizing wireless connections, including the flow of audiovisual information among multiple connected devices.
- A mobile application called Vyrb™, which enables the user to engage with social media using their voice, and program specific keywords to activate data retrieval and other automated actions via their mobile device's voice assistant
- Glasses-as-a-Service™ is made of two hardware patents that describe modular Bluetooth eyewear with user-replaceable frontplates, enabling the wearer to change the look and lens function at a low cost compared to buying a whole new smartglass.
- Design patents adding additional protections to our Loud Youth line and our Glasses-as-a-Service™ IP.

Bluetooth Prioritizer App	Vyrb Mobile App	Glasses-as-a-Service
This patent covers managing input/output across multiple devices, like your smarthome, watch and glasses.	Software utility patent covering voice control features of Vyrb	The first hardware patent for interchangeable-parts Bluetooth glasses

BETA TESTER FEEDBACK

As a community-powered company, user feedback drives our product improvements and line expansions. We've already begun to collect feedback on Lucyd Lyte. To see all of our reviews so far, please visit the Lyte Amazon page.

CHAD GAINOR
"For starters, I am no stranger to sound glasses—I have owned 3 versions from Lucyd as well as Bose Frames. This is the first pair that looks like normal glasses. The arms are slim and the glasses themselves are not noticeably heavier than regular glasses."

ALEX BARANSKY
"These glasses are PERFECT for riding and have transformed my exercise routine. I'm able to listen to music but still be aware of cars and people around me, which is an absolute game changer. I don't go riding without these anymore."

DEREK CARMAN
"It really is so hard to comprehend how effective and luxurious the glasses feel for the price. As someone who imagined my Lucyd shades best on the golf course, I enjoyed them just as much strolling along downtown."

CHRISTINE GULSARAN
"It makes things so much more convenient for me. I don't have to worry about losing my headphones or charging my wireless ones. The price is also way more affordable than at my optometrist's office."

ALL-STAR AMBASSADOR


"I wear Lucyd because it's a real upgrade to my eyewear."
RICHARD SHERMAN
LUCYD BRAND AMBASSADOR & SUPER BOWL XLVIII CHAMPION
lucyd
upgrade your eyewear

Richard Sherman sporting the Lytening model with Blue Light+ lenses

There are many wearable startups trying to make waves in this exciting new sector. But only one is supported by Richard Sherman, a record-smashing cornerback in the NFL. With our three-year ambassadorship contract, we gain significant exposure to his following of over four million fans across Twitter and Instagram, as well as multiple video shoot opportunities. In 2019, we released a special edition Sherman Shades sunglass set, which included four different variants that introduced unique innovations, including a novel light-reactive blue light glass, a blue light blocking sunglass, and more. Over 2,000 pairs of Sherman Shades were sold on Amazon.

#25 isn't just another athlete–he's a Stanford grad, a tech entrepreneur, and founder of a charity for disadvantaged youth. Since Lucyd e-glasses are not just eyewear, but revolutionary fitness tech, Richard is a natural fit. He reached out to our team in 2018 to get involved in the Lucyd brand, and we never looked back. Watch Richard introduce the new Lucyd Lyte line here.

THE MARKET

Innovative Eyewear sits at the intersection of three growing markets

- The current online market for eyewear is US $3.8B. Approximately eight million pairs of prescription eyeglasses were sold online in 2018.
- The market for digital assistants like Siri, Google Voice and Alexa have grown rapidly. There will be an estimated 8 billion digital voice assistants in use by 2023, up from the 2.5 billion assistants in use at the end of 2018.
- The wireless "hearables" market is projected to sell 230 million units in 2020. Sales of "Hearables" garnered $21.2 billion in 2018, and is estimated to reach $92.46 billion by 2026, growing at a CAGR of 17.2% from 2019–2026.


Hearables
230 Million
pairs a year
Online
Eyewear
8 Million
pairs a year
Digital
Assistants
2.5 Billion
in use

HOW WE ARE DIFFERENT

The smartest glasses for the price

While many companies offer some kind of tech eyewear, very few are suitable for extended wear and are delivered with corrective lenses, which are needed by ⅔ of the population. According to user reviews on Amazon, even fewer are of high quality, or are attractive enough for the fashion conscious buyer. None of our competitors currently offer voice control of social media apps such as Facebook and Twitter. Other smart eyewear products tend to lack touch controls or have imprecise control systems, whereas Lucyd frames have easy and reliable one-touch controls. For example, on Lucyd frames you can adjust volume, skip tracks, use your voice assistant and answer calls with a click.

Comparison Table for Lucyd Lyte and Bose Tenor e-Glasses



FEATURES	Lucyd Lyte®	Bose Tenor®
Fit and Finish of Designer Glasses	YES	NO
Weight	1.26 - 1.46 oz	1.76 oz
Battery Life	6.5 Hours Of Music / Talk Time	5.5 Hours Of Music / Talk Time
Lens Selection	Ships Direct with 28 Lens Types	3rd Party Fulfilled with 27 Lens Types
Included Accessories	Wall Adapter, Charging Cable, Cleaning Cloth and Fold Flat Case	Charging Cable, Cleaning Cloth, and Hard Case
Single Rx Cost	$35	$125
Price (MSRP)	$149	$249

**Lucyd.co charges $35 to add a basic prescription. Bose charges $126.*

A leading competitor, Bose® Frames, is in another price category at nearly double the cost of our products, and in our view not as fashionable. The cost to add a prescription to a Bose frame is much more expensive at over $125 extra, while Lucyd frame prescriptions start at $35. The total cost of a Lucyd prescription frame is $155, compared to $326 for Bose. Their product is also in a larger sunglass form factor, while Innovative Eyewear is developing an optical line. Further, none of the competitors offer a proprietary voice-controlled app called Vyrb™ which allows you to listen and post to your social media programs using your voice, without looking at your phone. (Vyrb images are computer generated demo versions. Product is still currently under development.)


Vyrb

Simulated Vyrb Interfaces

THE BUSINESS MODEL

Direct-to-consumer and wholesale sales channels

Innovative Eyewear has two major sales channels, one being ecommerce via the Lucyd eShop, Amazon and Walmart.com, and the other being reseller outreach to retail eyewear and sporting goods establishments. Innovative Eyewear also offers two affiliate platforms for peer-driven sales.

Innovative Eyewear has two levels of margins, one for direct-to-consumer which is higher, and one for wholesale which is more competitive. Our frame margins are approximately 60% for direct-to-consumer and 38% wholesale. We have an average profit margin of 20% on custom and prescription lenses.


Innovative Eyewear runs an optical eShop with affordable Rx lenses and global shipping, a US Amazon Shop, and affiliate & reseller programs.

Ecommerce Channel

lucyd

amazon

Walmart
Save money. Live better.

Reseller Outreach

retail eyewear and sporting goods establishments



Direct-to-Consumer Margins

60%

Wholesale Margins

38%

Custom and Prescription Margins

20%

THE VISION

Becoming a pioneer in the tech eyewear industry

As part of our mission to make smart eyewear accessible to the mass market, we are seeking to develop a complete line of Bluetooth eyewear for every size and style preference. When paired with the Vyrb app, Lucyd Eyewear will provide a new, safe and wearable user experience.

We believe that in 5 years, 20% of the online eyewear market will be Bluetooth-enabled frames. As a result of this expanding ecosystem that Innovative Eyewear is helping to pioneer, we are planning to earn a leadership position in the tech eyewear market under the Lucyd brand.



OUR TEAM

A team with expertise across the eyewear, tech, and online spaces

In addition to being passionate about tech eyewear, the Innovative Eyewear team has a significant background in technology and product commercialization. We are motivated to bring real value to our customers by delivering them a product that is not available from anyone else--smart eyewear in a lean and fashionable form factor, enhanced by cutting-edge mobile applications.

WHY INVEST

A unique position in multiple growing markets

Innovative Eyewear is well-positioned to develop the first mainstream smartglasses because our team has been in the space for years and understands from a personal and consumer perspective the market drivers for success in this emerging sector. Innovative Eyewear has licensed a large portfolio of IP for a young company, with exclusive rights to 20 pending patents (both design and utility) that create a technology moat in this sector. We are looking for investors to help us continue to push the technology and design of smartglasses forward to create a safer, more comfortable, and affordable experience for those looking to embrace innovation. Help us bring about the future of eyewear. With your investment, we believe we can bring smart eyewear into a lightweight spectacles format suitable for everyone, and launch the exciting Vyrb social media app to bring the voices of the world together.


The Innovative Eyewear team is ready to take e-glasses mainstream.

In the Press

SHOW MORE

Meet Our Team



Harrison Gross

CEO, Director & Cofounder

Harrison's background is in tech marketing and brand development, and he drives the Innovative Eyewear brand story, user experience and product development. Columbia University graduate. He works at Innovative Eyewear full-time, 40+ hours per week. Creator of the Lucyd brand and Vyrb app.



David Eric Cohen

CTO & Cofounder

David's background is in web development and coding. He operates the digital presence of the brand and heads our software development efforts. M.S. in Advanced Technical & Information Systems Management, Hadassah University. B.S. in Computer Technology Management, Academy of Bordeaux.

He is employed to grow the Lucyd brand full-time, but also runs a web development consultancy. He spends about 35 hours per week on Innovative Eyewear.



Konrad Dabrowski, CPA

CFO, Acting Secretary & Cofounder

Konrad's experience is in financial management, as an auditor for Deloitte, Accounting Manager for RBI, and Group Financial Controller for Tekcapital plc. M.S. in Finance & Accounting from the Warsaw School of Economics.

Roughly half of his time is spent on Innovative Eyewear, and the rest on Tekcapital and Salarius. This would be about 20 hours per week.



Calvin Peters

Ecommerce, Content & Social Growth Manager

Calvin is a multi-faceted communications professional with over 20+ years of experience in Public Relations, Marketing and Digital Communications. He most recently led PR localization, Digital Communications and Influencer Marketing teams for the Walgreens Boots Alliance; the first global pharmacy-led, health and wellbeing enterprise.

His strategy is laser-focused on increasing positive brand sentiment, owning media narratives and overall SOV through PR, Marketing and Digital leadership expanding into the fashion and retail industries for brands such as Lugz Footwear & Apparel and Southpole. He works full time at Innovative Eyewear, 40+ hours per week.



Jhanak Karki, MBA

Community Manager

Jhanak has over 8 years of experience in customer service, relationship building, negotiations, sales, and marketing management. He also has experience in increasing revenue and spearheading effective sales and market penetration strategies. Jhanak has worked previously for ePay Global. He is employed full time by Innovative Eyewear, 40 hours per week.



Richard Sherman

Brand Ambassador

Richard is a pro football player and entrepreneur with experience in bringing several new brands to a large audience. Stanford University graduate, Super Bowl XLVIII Champion, NFL Interception Leader 2013.

Richard is a current Cornerback for the San Francisco 49ers. Although this takes up most of his time, he is the face of the Lucyd brand and is available as a representative of the company when needed.



Clifford Gross, Ph.D., MBA

Ergonomics Advisor

Dr. Gross is our ergonomics advisor. He has many years of experience in developing ergonomic products that have been successful in the market including the Black & Decker DeWalt cordless professional drill, Logitech ergonomic mouse, Knoll Parachute chair, and more.

Dr. Gross is a frequent contributor to the company, offering technology guidance and commercialization support on a daily basis. He spends roughly 10 hours a week on Innovative Eyewear.

Offering Summary

Company :	Innovative Eyewear, Inc.
Corporate Address :	66 W Flagler St. Suite 900, Miami, FL 33130
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$3,750,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Perks* and Investment Incentives

All Investors Club:

Access to exclusive investor group on Whatsapp.

Ongoing 10% discount on Lucyd frames and lenses through December 31st, 2021.

Affiliate program Legend Membership. Share Lucyd with your network and receive a boosted 15% cash bonus when they purchase Lucyd eyewear.

Early Bird

These discounts are in addition to the volume tiers.

First 48 hours - Friends and Family Early Birds | 15% bonus shares

Next 7 days - Early Bird Bonus | 10% bonus shares

Volume

$500 (Free pair of Lucyd Lyte Bluetooth designer glasses)

$5,000+ (Lucyd Lyte + 10% bonus shares)

$20,000+ (Lucyd Lyte + 15% bonus shares)

$50,000+ (Two pairs of Lucyd Lyte + free entry into any new beta smartglass programs + 25% bonus shares + preferred access to team management)

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Innovative Eyewear, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Mar 26 Update - New CEO Interviews, Major Press Coverage & Lyte Update!

4 days ago

Hello InnoEye investors,

Thanks again for your contributions, they have enabled us to build a remarkable product in Lucyd Lyte. It's amazing to see so many eyewear and tech enthusiasts joining our mission to upgrade the world's vision and connectivity.

First, please check out the newest interview with InnoEye CEO and Lucyd brand creator Harrison Gross, on Core Finance. Harrison was also featured this week on the Social Geek Radio podcast, a top marketing show. Harrison has received many interview requests lately, indicating a rise in interest in the brand. These new features are bringing investors and customers to the community, while also helping establish InnoEye as a thought leader in the smart eyewear space.

Next, we had some incredible coverage of our recent partnership with D. Landstrom Associates. The news was picked up by 112 outlets, including Associated Press, Benzinga and Yahoo! Finance, giving us fantastic reach to the business community.

We also have a very exciting update on new styles of Lucyd Lyte. A sample run of **eight new Lyte styles** are expected in early May, and once they arrive, we'll be surveying our community once again on which pairs they most want to see in main production. Here's a little spoiler on one of the styles, *Polaris*, which will boast traditional eyeglass nosepads for an extra-comfortable fit.





Finally, our new FREE GLASSES contest is live, so sign up now to win a free Lyte! Don't forget, you must be following our Instagram @goLucyd to be eligible to win.

Thanks everyone, we look forward to upgrading your eyewear!

All the best,
InnoEye Team

Notice of Funds Disbursement

7 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Innovative Eyewear, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Innovative Eyewear, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Mar 22 Update - New Site, Distribution Agreement

8 days ago

Hello InnoEye investors,

Thanks for following our mission to upgrade the world's eyewear! Some exciting updates today.

1. We have passed **$900,000 raised from 3,400+ investors**, making us one of the most successful eyewear crowdfunds of all time.

2. We have just gotten our **100th 5-star rating** on Lucyd Lyte in only two months of the product being available. Check our ratings on Lucyd.co and Amazon.

3. Check out the all-new Lucyd.co, sporting a fashion-forward look at how our frames enhance active lifestyles.

4. Last but not least, we have just **signed a distribution agreement** with D. Landstrom Associates, a company that helps innovative products get into mainstream big-box sales channels. **This deal can potentially get Lucyd Lyte into retail stores across the country.** We are also aggressively pursuing optical business to be resellers of Lucyd Lyte.



Take $25 off all Lyte styles on our Amazon Prime shop with checkout code UPGRADENOW.

Please don't forget to leave a review!

Thank you for your continued support of our company. We are doing everything we can to bring our e-glasses to the forefront of the wearables market.

All the best,
InnoEye Team

Mar 11 MEGA Update - Patent Granted, LIVE on Brookstone

19 days ago

Hello InnoEye community,

Thanks so much for following our mission to upgrade the world's eyewear. We have some very exciting updates today.



Try out a colorized Lyte in your prescription @ Lucyd.co.

1. Our first utility patent, for a future software app that manages data flow between wearables and IOT devices, has been officially granted by the USPTO. Check it out here! We announced the notice of allowance a few months ago, and now the patent is fully granted, helping to secure the Lucyd brand in the IOT future.

2. We have passed 11,000 email subscribers, 3,200 investors, and nearly $850,000 raised! Thanks to our incredible crowdfund community, we have launched the Lucyd Lyte™ line, filed several patents, began development on our exciting Vyrb™ app, and grown our team with two amazing new members. Please help us get to the next level by telling your friends about our campaign!

3. We were invited by the exclusive **Brookstone** website to provide Lucyd Lyte to their customers. Check us out here! We have also listed the Lyte on Walmart.com, check that out here. In addition to enhancing our ecommerce channels, we are also pursuing brick-and-mortar distribution channels.

4. For an in-depth chat about ecommerce, check out the latest interview with InnoEye CEO Harrison.

5. The results are in on the style contest. The community has spoken on their favorite potential styles of Lyte, and we have begun to work on our next models, planned to release this summer.

Thanks again for everyone's help. All of the above truly would not have been possible without our fantastic Startengine investors.

Best,

InnoEye Team

Notice of Funds Disbursement

25 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Innovative Eyewear, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Innovative Eyewear, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Mar 1 Update - Vote for the Next Lyte!

29 days ago

Hello InnoEye community,

Thank you so much for your support. We have now raised **$800,000 from over 3,000 investors**! We humbly ask that you consider letting your network know about this exciting opportunity to become a part of the smart eyewear revolution. With your help, we believe we can complete our raise this month!

We are already working on our next styles of Lucyd Lyte, planned to release this summer. We're planning three new styles, and one will be selected by our community! Join the new contest here and let us know which is your favorite. Best of all, two lucky voters will receive a FREE Lucyd Lyte!

The next round of free Lyte codes will be sent tomorrow. Keep an eye out if you're a recent investor!

Finally, we had an amazing photoshoot last week, which will really improve our brand materials. Take a look at some of our favorite shots below!







Want a Lyte with sweet colorized lenses like above? Use the Select Lenses button on our site to customize your Lyte!

Thanks so much,
InnoEye Team

Feb 25 Update – New CEO Interview, 3,000 Investor Mark, Campaign Extension

about 1 month ago

Hello InnoEye investors,

Thanks for participating in our mission to upgrade the world's eyewear! Our groundbreaking Lucyd Lyte e-glasses are making waves, with over 50 five-star reviews coming into Lucyd.co in the last month since launch.


Lyte Wayfarer
40 reviews
$149.00
Lyte Round
17 reviews
$149.00

What's even more amazing about our frames is that they were built, selected and beta tested by a community of thousands of eyewear and tech fanatics around the world! That's right–thousands of people have joined our cause, over three thousand to be precise. That's because our community sees the value that Lucyd is bringing to the market, as a pioneer in ergonomic and fashionable smartglass design. And our customers are certainly taking notice.

We have a great new interview out with InnoEye CEO and Lucyd brand creator Harrison Gross. Watch it here to get our latest updates straight from the source, and see some terrific feedback from an up-and-coming podcaster.

We also have a new comparison review against the Bose Frames 2.0! Check it out here, from DJ Joe Bunn.

Keep an eye out on CNN and CNBC from March 1st-March 8th, we're planning another nationwide TV flight! Our last run was a terrific success, check us out on CNN, getting major coverage:


THE 2ND TRUMP IMPEACHMENT TRIAL
LIVE
CAPITOL HILL
Richard Sherman
SOON: SENATE TO RECONVENE IN TRUMP IMPEACHMENT TRIAL
CNN

Finally, our kickoff of the Lucyd concert series last night with musician Ryan Neal was fantastic. It's a great start to the expansion of our influence in the music world.

Thanks everyone!
InnoEye Team

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Innovative Eyewear, Inc. offering. Here's an excerpt describing the specifics of the change:

Innovative Eyewear, Inc. is extending their campaign by 60 days.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Innovative Eyewear, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Innovative Eyewear, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Feb 8 Update - Smashing our Sales Records, New Influencers!

about 2 months ago

Hello InnoEye investors, followers and customers,

Thanks so much for joining our mission to upgrade the world's eyewear!

First off, take a moment to read the rave reviews rolling in from our customers.

So we've got these great new e-glasses out, but what has it meant for our bottom line? Sales are up a staggering 179% month over month (December to January) since we released the Lyte. And this only counts our main Shopify channel, we are also seeing an uptick in Amazon sales, with approximately a 200% jump since we released the Lyte.

Additionally, we have some awesome new fitness influencer reviews of the Lyte! Check out @leahmward_'s post here:


Obsessed with @golucyd glasses. Bluetooth connected to my computer. Blue light protection to help with screens.
Long days filled with long successes. Currently building reiki & chakra workshops, LivingWild™ yoga trainings, coaching programs centered around self awareness for personal & professional development, entrepreneurs, those in life transitions, financial empowerment & team communications and accountability. The list probably goes on, but safe to say I'm on a yoga mat as much as I'm behind a screen.

And check out this post from weightlifter @AlexandraHeight:


alexandraheight
alexandraheight UPGRADE YOUR EYEWEAR•

That's it for now. Keep rocking out with that Lucyd Lyte!

Best,
InnoEye Team

SHOW MORE UPDATES

Comments (264 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Reginald H. a day ago
ive always been interested in wearable eyewear.i tried amazons version and was not impressed.mainly becuse why have glasses if you cant take video?do you plan on incorporating this feature ?also willl it be able to work with alexa?

> **Harrison Gross** - **Innovative Eyewear, Inc.** 20 hours ago
> Hello Reginald, thanks for your inquiry. Our e-glasses add a number of tech features to comfortable, prescription-ready eyeglass frames, at a price that matches standard eyewear. The value of being able to correct your vision, use your voice assistant touch free, take calls and listen to music without obstructing your hearing all come together to make for a pretty useful device.
>
> Yes you can use Alexa through the frames via a wake-word, you can also use Google Voice (Android) and Siri (iOS) via a wake word. The glasses have 160 hours of standby connection time, making them very handy for extended use. Total music/talk time is about 6.5 hours per charge.
>
> We have heavily considered doing a video capture glass, but as of now, it seems the market is not ready for it--so we are working first on getting mainstream market penetration with our audio frames. Read up on Snapchat Spectacles for more information about why we are skeptical of this product category.

Theodore O. 11 INVESTMENTS INVESTED a day ago
Who owns the patents you have mentioned in your pitch, Innovative Eyewear, Inc. or Lucyd?

> **Harrison Gross** - **Innovative Eyewear, Inc.** 20 hours ago
> Hi Theodore, thanks for your inquiry. All Lucyd patent, trademarks and brand assets are permanently and exclusively licensed to Innovative Eyewear Inc., for the main purpose of moving our core operations from the UK to the US.
>
> Innovative Eyewear is the sole operator of the Lucyd eshop and is our operating entity, and holds all of the value associated with the Lucyd brand and IP portfolio.

Bacem G. SE OWNER 19 INVESTMENTS a day ago
Can you please clarify what we are investing in. It seems that Innovative Eyewear has an exclusive LICENSE to Lucyd IP, based on this statement above "In March 2020, Innovative Eyewear, Inc. acquired the exclusive license to use the Lucyd IP". Can you please elaborate how long is the agreement? What happens if Lucyd decides to not renew the license agreement?

Harrison Gross - Innovative Eyewear, Inc. 20 hours ago
Hi Bacem. All Lucyd patent, trademarks and brand assets are permanently and exclusively licensed to Innovative Eyewear Inc., for the main purpose of moving Lucyd's core operations from the UK to the US. Innovative Eyewear is the sole operator of the Lucyd eshop and is our operating entity, and holds all of the value associated with the Lucyd brand and IP portfolio. The licensing agreement was a simple mechanism for us to move Lucyd's assets from the UK to its new home in the US.

To further clarify, it is the same team that created both entities, and have just moved our brand and related assets from the older Lucyd Ltd UK entity to the new Innovative Eyewear US entity. This allowed us to access better corporate resources, simplified our bookkeeping, and gave us greater access to US markets.

Kevin H. 1 INVESTMENT a day ago
1) When do you anticipate updating your financials? (In particular, what was gross/net revenue for 2020, and did you end with a profit or loss?)

2) Your Form C shows revenues of about $21K for the first five months of 2020. How many product sales does that represent?

3) What are your revenue projections for 2021 and beyond?

4) When do you anticipate becoming profitable?

Harrison Gross - Innovative Eyewear, Inc. 20 hours ago
Hi Kevin.
1. We are publishing our new 2020 financials shortly on this campaign page. We will send out an update when it is live.
2. We sold about 1000 units of our previous smartglass products in all of 2020 and are already on pace to pass that in Q1 2021 alone. This demonstrates a stronger reception of the Lyte compared with our previous products.
3. Please wait for the updated financials for more information about projections.
4. Since we have a fairly low cash burn, receive free office space from our incubator, and have a rapidly growing customer base, profitability could be reached in the next year. Our app development efforts may delay this for a while because it will take considerable resources to bring it to market, and the app will take longer to become cash flow positive compared to the eyewear side of the business.

Thanks
Harrison

Theodore O. 11 INVESTMENTS INVESTED a day ago
What is the cost of the licensing agreement that you entered into in order to acquire the rights to this line of glasses? Is it a flat fee or based on unit sales?

Harrison Gross - Innovative Eyewear, Inc. 20 hours ago
Hi Theodore, the licensing agreement exists simply to bring the Lucyd assets into our new US operating entity (Innovative Eyewear) from our old UK entity (Lucyd Ltd). There are no obligations on the InnoEye side and agreement is permanent.

By moving the company's core intellectual capital to the US, it makes our operations easier and gives us access to the US markets. Note that the same team that created the Lucyd IP portfolio currently runs Innovative Eyewear--so effectively the IP has not actually "changed hands", but is now associated with the entity on this campaign.

Best
Harrison

James T. a day ago
Hi, How is it that you can sell shares in Innovative Eyewear, Inc when it is 100% owned by Tekcapital? Obvious, I am missing something! Could you explain, please? Thank you.

Harrison Gross - Innovative Eyewear, Inc. 20 hours ago
Hello James. By function of this raise, the Tekcapital incubator is selling its interest in Innovative Eyewear to the general public. So at the conclusion of this raise, Tekcapital will only own approximately 75% of Innovative Eyewear, with the rest owned by the participants of the crowdfund and the management team.

Thomas K. 1 INVESTMENT INVESTED 2 days ago
Just invested. My code will arrive at end of April from what I've read. Is that correct. Really looking forward to a second pair

Harrison Gross - Innovative Eyewear, Inc. a day ago
Hi Thomas, if you invested in the last two weeks I expect you will get it April 30. If before then, you may get it April 1.

Thanks and welcome!

SHOW MORE COMMENTS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Harrison Gross:
Hi, I'm Harrison Gross, CEO of Innovative Eyewear. Did you know that pedestrian injuries have risen by 60% in the last 10 years and that every seven minutes in the US, someone gets hit by a car? The major reason for this is that drivers and pedestrians alike are distracted by their smart phones. To help solve this problem, we're developing next generation Bluetooth glasses with the voice powered app called Vyrb. These beautiful prescription glasses look just like designer frames, but are packed with useful tech features like open ear audio and touch controls. Currently available Bluetooth glasses are either too bulky, too expensive, aren't typically available in prescription, or not comfortable enough to be your daily glasses. So we set out to make sleek and powerful frames that allow the wearer to stay connected to their phones safely, with flush Hi-Fi speakers and a new app that lets you post to social media with your voice.

Harrison Gross:
Our team has spent the last three years designing and delivering cutting edge smart eyewear, so we know what's needed to succeed in the market. More than 8 million pairs of prescription glasses are sold online each year in the US. We believe our incredible new Lucyd light smart glass, priced the same as regular glasses will create enormous consumer excitement and help to define the future of eyewear. Our Bluetooth glasses easily connect to your phone, PC, or smartwatch for audio, have a built in microphone for calls and voice messages, and provide instant access to voice assistants like Siri and Alexa. They're the first smart glasses that will be comfortable enough to wear all day and are available with any prescription lens, including transitions and progressives. We're planning to offer the very best of the fashion eyewear and headphones in one at a price you'll love, but there's more. As exciting as Lucyd light is by itself, we're taking it to another level with an app called Vyrb. Vyrb will expand on the power of your devices digital assistant by allowing you to listen, comments and post to social media with your voice.

Harrison Gross:
Join us on our mission to upgrade the world's eyewear by becoming a part of our crowdfund. We're truly building a remarkable product, and we'd love to have you in our community.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.